Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

January 29, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re:	Queensridge Mining Resources, Inc. Form 10-K for Fiscal Year Ended June 30, 2012 Filed October 11, 2012 File No. 333-168775

Dear Mr. Reynolds:

I write on behalf of Queensridge Minings Resources, Inc. (the “Company”) in response to the Staff’s letter of January 16, 2013, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Annual Report on Form 10-K, filed October 11, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for Fiscal Year Ended June 30, 2012

general

1.                   According to the Newfoundland/Labrador Department of Natural Resources website it appears your claims have been canceled. please advise.

The Company’s claims were allowed to lapse due to an oversight and have subsequently been electronically re-staked on behalf of the Company.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

Queensridge Mining Resources, Inc.

912 Sir James Bridge Way

Las Vegas, NV 89145

Via EDGAR

January 29, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Queensridge Mining Resources, Inc. Form 10-K for Fiscal Year Ended June 30, 2012 Filed October 11, 2012 File No. 333-168775

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 16, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Queensridge Mining Resources, Inc.

/s/ Philip Stromer

By:	Philip Stromer
Chief Executive Officer

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